Exhibit 99.1

Ambow Education Announces Second Quarter and First Half 2016 Unaudited Financial Results

BEIJING, August 22, 2016 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”), a leading national provider of educational and career enhancement services in China, today announced unaudited financial and operating results for three-month and six-month periods ended June 30, 2016.

“Our focus on excellence and seasoned operating experience produced strong operating and financial results in the second quarter and first half of 2016, highlighted by a significant year-over-year decrease in operating expenses for the second quarter and solid growth in our Better Schools and Better Jobs business segments for the first half of the year,” commented Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “Our commitment to optimizing educational outcomes through innovative technologies has also been recognized by the United States Patent and Trademark Office with a patent award for our innovative Adaptive Computer-Assisted Learning System and Method platform. This is a milestone for us as we continue to enhance our unique learning engine while tirelessly pursuing our founding vision to harness the power of technology to provide better and more effective student-centric educational and career enhancement services.

“Furthermore, in the second quarter we continued to show leadership in application-oriented education by successfully organizing the Application-Oriented University Development and Presidents’ Forum, which drew nationwide participation. With education industry dynamics rapidly shifting toward career enhancement, we are well positioned as the industry forerunner with our unique Ambow University model and adaptive learning methods. Moving forward, we remain committed in our drive to help students achieve outstanding academic results and develop successful careers in the workplace,” added Dr. Huang.

Kia Jing Tan, Chief Financial Officer, added, “In the second quarter, our diligent cost control efforts demonstrated impressive results with operating expenses recording a 34.2% decrease, excluding share-based compensation, from the same quarter last year. This decrease was largely driven by continued cost-saving initiatives. We also recorded seasonally strong revenue results for the second quarter with net revenues reaching RMB122.1 million, a 10.6% increase from the year-ago period. With notable improvement in our operating efficiencies, continuing solid results from our Better Schools and Better Jobs business segments, and strong cash generation trends, we look forward to carrying this strong momentum into the second half of 2016.”

“During the second quarter, we continued to march forward implementing our Enterprise Resource Planning system into our major business units and are on-track for Company-wide integration by year-end. Together with our enhanced Standard Operating Procedure and transparent Vendor Evaluation System, these strategic initiatives help us lay a solid and systematic foundation to further improve our operating efficiencies and support our unique cloud-based Ambow platform,” concluded Chiao-Ling Hsu, Chief Operating Officer.

Financial Highlights For The Three Months Ended June 30, 2016

•	Net revenues were RMB122.1 million, a 10.6% increase from RMB110.4 million for the same period of 2015. The increase was mainly driven by new programs launched with partner schools, and to a lesser extent by an increase in the average selling price for some K-12 school programs.

•	Gross profit was RMB59.4 million, a 17.4% increase from RMB50.6 million for the same period of 2015. Gross profit margin was 48.7%, compared with 45.8% for the same period of 2015.

•	Operating expenses were RMB44.9 million, a 51.1% decrease from RMB91.9 million for the same period of 2015. The decrease was largely driven by effective cost control measures and by continued headcount and expense reduction. Excluding share-based compensation expense of RMB23.6 million for the second quarter of 2015, operating expenses for the second quarter 2016 decreased 34.2%, compared with the same period year–over-year.

•	Income from continuing operations was RMB10.7 million, compared to a loss from continuing operations of RMB28.6 million for the same period of 2015.

•	Net income attributable to the Company was RMB10.8 million, or RMB0.28 per basic and diluted share, compared with a net income of RMB318.4 million, or RMB8.43 per basic and diluted share, for the same period of 2015. Excluding a gain of RMB347.4 million from the disposal of 100% interest in Beijing Jinghan Education and Technology Co., Ltd. and Beijing Jinghan Taihe Education Technology Co., Ltd., and the 64% interest in Ambow Jingxue (Beijing) Technology Co., Ltd. (hereinafter collectively referred to as the “Jinghan Group”) in the second quarter of 2015, net loss for the second quarter of 2015 was RMB29.0 million, or RMB0.77 per basic and diluted share.

Financial Highlights For The Six Months Ended June 30, 2016

•	Net revenues were RMB190.4 million, a 3.2% increase from RMB184.5 million for the first half of 2015. The growth was mainly driven by new programs launched with partner schools, and to a lesser extent, an increase in the average selling price for some K-12 school programs.

•	Gross profit was RMB84.6 million, a 17.0% increase from RMB72.3 million for the first half of 2015. Gross profit margin was 44.4%, compared with 39.2% for the first half of 2015.

•	Operating expenses were RMB88.9 million, a 46.4% decrease from RMB166.0 million for the first half of 2015. Excluding share-based compensation expense of RMB39.6 million for the first half of 2015, operating expenses for the first half of 2016 decreased 29.7%, compared for the same period year-over-year. The decrease was mainly due to continued cost-saving initiatives and enhanced operating efficiencies brought about through the new ERP system.

•	Loss from continuing operations was RMB8.1 million compared to loss of RMB139.8 million for the first half of 2015.

•	Net loss attributable to the Company was RMB8.2 million, or RMB0.21 per basic and diluted share, compared with a net income of RMB203.8 million, or RMB6.44 per basic and diluted share, for the first half of 2015. Excluding a gain of RMB344.1 million from the disposal of Jinghan Group and a one-time RMB56.6 million interest expense of convertible loan discounted amortization, net loss in the first half of 2015 was RMB83.7 million, or RMB2.65 per basic and diluted share.

•	As of June 30, 2016, the Company continued to maintain strong capital resources of RMB503.8 million in total, including cash and cash equivalents of RMB143.1 million, short-term investments of RMB357.3 million, and restricted cash and term deposits of RMB3.5 million.

•	As of June 30, 2016, the Company’s deferred revenue balance was RMB123.2 million, a 6.3% increase from RMB115.9 million as of December 31, 2015. Deferred revenue represents tuition and course fees collected and recognized as revenue proportionally over the period services are provided.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.6459 as of June 30, 2016.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter and full year 2016 and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8104

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-6535-0147

Email:ambow@tpg-ir.com

- Tables to Follow -

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of June 30,		As of December 31,
	2016		2015
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	21,525	143,055	246,303
Restricted cash	354	2,350	2,050
Term deposits	173	1,150	1,150
Short term investments, available for sale	34,952	232,289	103,602
Short term investments, held to maturity	18,809	125,000	151,790
Accounts receivable, net	2,664	17,704	11,278
Amounts due from related parties	277	1,838	1,847
Prepaid and other current assets	23,583	156,732	156,104
Consideration receivable	1,279	8,500	8,500
Total current assets	103,616	688,618	682,624
Non-current assets:
Property and equipment, net	13,660	90,784	94,982
Land use rights, net	288	1,915	1,937
Intangible assets, net	14,993	99,639	103,394
Goodwill	13,018	86,519	85,988
Deferred tax assets, net	4,987	33,141	33,903
Other non-current assets, net	807	5,365	5,097

Total non-current assets	47,753	317,363	325,301

Total assets	151,369	1,005,981	1,007,925

LIABILITIES
Current liabilities:
Short-term borrowings *	-	-	2,300
Deferred revenue *	18,538	123,203	115,886
Accounts payable *	3,989	26,506	28,391
Accrued and other liabilities *	54,433	361,755	367,357
Income taxes payable *	48,502	322,338	317,785
Amounts due to related parties *	1,153	7,662	7,662
Total current liabilities	126,615	841,464	839,381
Non-current liabilities:
Deferred tax liabilities *	3,679	24,451	25,721

Total liabilities	130,294	865,915	865,102

EQUITY
Preferred shares
(US$ 0.003par value;1,666,667 shares authorized, nil issued and outstanding as of June 30, 2016 and December 31, 2015)	-	-	-
Ordinary shares
(US$0.003 par value; 40,000,000 and 40,000,000 shares authorized, 38,522,656 and 38,265,177 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively)	109	722	717
Additional paid-in capital	519,004	3,449,251	3,445,408
Statutory reserve	12,189	81,005	81,005
Accumulated deficit	(511,093)	(3,396,671)	(3,388,447)
Accumulated other comprehensive income	866	5,756	5,113
Total Ambow Education Holding Ltd.’s equity	21,075	140,063	143,796
Non-controlling interests	-	3	(973)
Total equity	21,075	140,066	142,823
Total liabilities and equity	151,369	1,005,981	1,007,925

* All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,			For the three months ended June 30,
	2016	2016	2015	2016	2016	2015
	US$	RMB	RMB	US$	RMB	RMB

NET REVENUES
Educational program and services	28,656	190,448	184,460	18,374	122,113	110,427

COST OF REVENUES
Educational program and services	(15,922)	(105,819)	(112,145)	(9,430)	(62,673)	(59,799)

GROSS PROFIT	12,734	84,629	72,315	8,944	59,440	50,628
Operating expenses:
Selling and marketing	(3,197)	(21,245)	(28,500)	(1,595)	(10,601)	(14,548)
General and administrative	(9,606)	(63,842)	(134,134)	(4,873)	(32,383)	(75,229)
Research and development	(578)	(3,839)	(3,325)	(293)	(1,944)	(2,107)
Total operating expenses	(13,381)	(88,926)	(165,959)	(6,761)	(44,928)	(91,884)

OPERATING INCOME (LOSS)	(647)	(4,297)	(93,644)	2,183	14,512	(41,256)

OTHER INCOME (EXPENSES)
Interest income (expense), net	650	4,322	(56,885)	236	1,568	952
Foreign exchange gain (loss), net	12	77	(809)	2	13	(20)
Other income (expense), net	(599)	(3,984)	4,646	(148)	(985)	5,067
Gain on sale of investment available for sale	37	246	-	20	134	-
Total other income (expenses)	100	661	(53,048)	110	730	5,999
INCOME (LOSS) BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	(547)	(3,636)	(146,692)	2,293	15,242	(35,257)
Income tax benefit (expense)	(664)	(4,414)	6,904	(676)	(4,495)	6,630

INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,211)	(8,050)	(139,788)	1,617	10,747	(28,627)
Income from and gain on sale of discontinued operations, net of income tax	-	-	344,099	-	-	347,449

NET INCOME (LOSS)	(1,211)	(8,050)	204,311	1,617	10,747	318,822
Less: Net income attributable to non-controlling interest from continuing operations	26	174	542	(13)	(88)	379
Less: Net income attributable to non-controlling interests on sale of discontinued operations	-	-	11	-	-	-

NET INCOME (LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(1,237)	(8,224)	203,758	1,630	10,835	318,443

Net income (loss) from continuing operations per share- basic	-0.03	-0.21	-4.44	0.04	0.28	-0.77

Net income (loss) from continuing operations per share- diluted	-0.03	-0.21	-4.44	0.04	0.28	-0.77

Net income from discontinued operations per share- basic and diluted	-	-	10.88	-	-	9.20

Weighted average shares used in calculating basic net income (loss)per share	38,340,092	38,340,092	31,617,431	38,391,139	38,391,139	37,780,846

Weighted average shares used in calculating diluted net income (loss)per share	38,340,092	38,340,092	31,617,431	39,250,281	39,250,281	37,780,846